ALLOCATION AGREEMENT

AGREEMENT made as of this 23rd day of September 2004, by and among Concorde Fund, Inc. (the "Fund"), an open-end investment company registered under the Investment Company Act of 1940 and Concorde Financial Corporation dba Concorde Investment Management (the "Advisor")(collectively the "Insured Parties").

WHEREAS, pursuant to the requirements of Rule 17g-1 under the Investment Company Act of 1940 ("Rule 17g-I"), the Fund is required to maintain a fidelity bond against larceny and embezzlement, covering certain of their officers and employees; and

WHEREAS, Rule 17g-1 provides that such investment companies may enter into a joint fidelity bond with others (a "Joint Insured Bond"); and

WHEREAS, the board of directors, including all of the disinterested members, of the Fund have approved entering into such a Joint Insured Bond for the next fiscal year with a $500,000 per loss limit and zero deductible for fidelity coverage for the Fund, $25,000 fidelity deductible for the Advisor, with ICI Mutual Insurance Company in accordance with Rule 17g-1 (such Joint Insured Bond as it is currently constituted and as it may be amended from time to time being hereinafter referred to as (the "Bond"); and

WHEREAS, Rule 17g-1 provides that the amount of insurance coverage under a Joint Insured Bond shall be at least equal to the sum of the total amount of coverage which each party to such bond would have been required under Rule 17g-1 to provide and maintain individually; and

WHEREAS, the Insured Parties desire to provide for: (1) the method by which the amount of coverage provided under the Bond will be determined from time to time and (2) an equitable and proportionate allocation of any proceeds received under the Bond in the event that the Insured Parties suffer a loss and consequently are entitled to recover under the Bond and (3) an equitable and proportionate allocation of the premium payable for the Bond;

NOW THEREFORE, in consideration of the mutual covenants and agreements herein set forth, the Insured Parties agree as follows:

I.                 Definitions

          A.    Minimum Coverage Requirement - the minimum amount of insurance coverage required to be maintained on a current basis by the Fund, such amount being based upon the Fund's gross assets and being determined as of the close of the most recent fiscal quarter in accordance with the table set forth in paragraph (d) of Rule 17g-1 as it may from time to time be amended by the Securities and Exchange Commission. The Advisor has no minimum coverage requirement.

          B.     Fidelity Coverage - the total amount of coverage provided under the Bond.

          C.    Actual Loss - the total amount of pecuniary loss suffered by the Insured Parties under circumstances covered by the terms of the Bond without regard to whether the amount of Fidelity Coverage is sufficient to enable such Insured Party to recover the total amount of such pecuniary loss.

          D.    Excess Coverage- the amount by which the Fidelity Coverage exceeds the amount of the Minimum Coverage Requirements of the Fund.

II.	The Amount of the Bond

          It shall be the intent of the Insured Parties that the amount of the Fidelity Coverage at all times shall be at least equal to the amount of the Minimum Coverage Requirements of the Fund.

III.	Allocation of Recovery Under the Bond

                                          In the event Actual Loss is suffered by both of the Insured Parties for a claim involving the same set of circumstances, the same loss, which would be subject to the Fidelity Coverage limit, any recovery under the Bond will be allocated among such Insured Parties in the following manner:

                                          a.    If the Fidelity Coverage exceeds or is equal to the amount of thecombined Actual Losses of the Insured Parties, then each such Party shall be entitled to recover the amount of its Actual Loss.

                                          b.    If the amount of Actual Loss of the Fund exceeds its MinimumCoverage Requirements and the amount of the Insured Parties' combined Actual Losses exceeds the Fidelity Coverage, then the Insured Parties shall be entitled to recover as follows: (i) the Fund shall recover the greater of its Actual Loss or its Minimum Coverage Requirement, and (ii) to the extent there exists Excess Coverage, then the Advisor shall recover the greater of the Advisor's Actual Loss or the Fund's recovery specified in (i), to the extent there exists additional Excess Coverage, that Excess Coverage will be allocated to the Insured Parties in the same proportions as the Bond Premiums are allocated up to the Fidelity Coverage, not to exceed their Actual Loss.

IV.	Allocation of Bond Premium

          It shall be the intent of the Insured Parties that the premium payable for the bond shall be allocated in equal portions to the Fund and to the Advisor.

IN WITNESS WHEREOF, the Insured Parties have executed this Agreement as of the date above mentioned.

CONCORDE FUNDS, INC.	CONCORDE FINANCIAL CORPORATION